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                                                                    Exhibit 99.3

CONTACTS:    Duane Kimble             Ken Di Paola
             Baldwin Piano            The Dilenschneider Group
             (513) 754-4647           (212) 922-0900


                   BALDWIN PIANO REPORTS FIRST QUARTER RESULTS

                     TOTAL SALES UP 5%; SG&A EXPENSE REDUCED


         MASON, OH, May 2, 2000 -- Baldwin Piano & Organ Company (NASDAQ: BPAO) today announced results for the first quarter ended March 31, 2000. During the first quarter, Baldwin completed the sale of its Retail Finance subsidiaries to Deutsche Financial Services for $35 million, and experienced sales growth in both of its remaining businesses.
         Total first-quarter sales improved five percent to $32 million, up from $30.5 million a year ago. The increase reflects a six percent increase in Music sales and a three percent gain in Contract Electronics sales. Demand for all Baldwin products was strong throughout the quarter. The net loss for the quarter was 26 cents per share, an improvement from a 53 cents per share loss a year ago. First quarter 2000 was favorably impacted by a 21 cent per share gain from the sale of the Retail Finance subsidiaries. This gain is included in earnings from discontinued operations. The 1999 first quarter loss included a restructuring and other non-recurring charges of 27 cents per share for the consolidation of grand piano assembly operations.
         Earnings from discontinued operations, excluding the gain on the sale of subsidiaries of 21 cents per share, were four cents per share, down from 16 cents per share a year ago. The lower earnings were generated by increased interest costs on installment receivables sold and increased administrative costs. Additionally, there is less than a full quarter of results from these subsidiaries that were sold on March 10, 2000.

                                     -more-
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                                       -2-

         Excluding discontinued operations and the grand piano consolidation charge, Baldwin's first quarter loss from continuing operations was $1.8 million, or 51 cents per share, compared with a loss of $1.5 million, or 42 cents per share, in the prior year.
         Karen L. Hendricks, chairman, president and chief executive officer of Baldwin said, "While first quarter results from continuing operations did not improve compared with the first quarter of 1999, all indicators point to improvement next quarter. In the first quarter, topline sales grew, and selling, general and administrative expenses improved to 17 percent of sales, compared with 20 percent a year ago. In Contract Electronics, profits increased significantly as a result of cost savings and labor efficiency improvements.
         "The major reason for the first quarter loss was the higher cost of goods in Music. These costs will decrease as a percentage of sales, as production increases. In the first quarter, the newly consolidated grand piano production output increased 20 percent compared with the fourth quarter of 1999, however it still lagged preconsolidation production rates. As grand piano production continues to ramp up, we expect to see additional improvements during the second quarter, at which time grand piano production should achieve target output," Ms. Hendricks concluded.
         Baldwin Piano & Organ Company has marketed keyboard musical products for over 138 years. Baldwin, maker of America's best selling pianos, also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

         "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filing with the Securities and Exchange Commission.

     (Unaudited Consolidated Statement of Operations and Balance Sheet Attached)



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                BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
                      CONSOLIDATED SUMMARY OF OPERATIONS
                  (In Thousands, except earnings per share)
                                 (Unaudited)

                                                                                            Three Months Ended
                                                                                                  March 31,
                                                                              ------------------------------------------------
                                                                                       2000                     1999
                                                                              -----------------------   ----------------------

    Net sales                                                                               $ 31,975                 $ 30,514
    Cost of goods sold                                                                        28,719                   27,885
                                                                              -----------------------   ----------------------
      Gross profit                                                                             3,256                    2,629
    Other operating income, net                                                                  167                      189
    Selling, general and administrative                                                       (5,369)                  (6,024)
    Interest expense                                                                            (930)                    (667)
                                                                              -----------------------   ----------------------
      Earnings (loss) before income taxes                                                     (2,876)                  (3,873)
    Income taxes                                                                              (1,093)                  (1,466)
                                                                              -----------------------   ----------------------
    Net earnings (loss) from continuing operations                                            (1,783)                  (2,407)
    Discontinued operations:
      Income from operations of Retail Financing to be
      disposed of  (net of income taxes of $537 in 2000
      and $338 in 1999)                                                                          875                      567
                                                                              -----------------------   ----------------------
    Net earnings (loss)                                                                       $ (908)                $ (1,840)
                                                                              =======================   ======================

    Earning (loss) per share
      Basic
        Earnings (loss)  from continuing operations                                          $ (0.51)                 $ (0.69)
        Earnings from discontinued operations                                                   0.25                     0.16
                                                                              -----------------------   ----------------------
        Net earnings (loss)                                                                  $ (0.26)                 $ (0.53)
                                                                              =======================   ======================
      Diluted
        Earnings (loss)  from continuing operations                                          $ (0.51)                 $ (0.69)
        Earnings from discontinued operations                                                 $ 0.25                   $ 0.16
                                                                              -----------------------   ----------------------
        Net earnings (loss)                                                                  $ (0.26)                 $ (0.53)
                                                                              =======================   ======================

    Average number of shares outstanding                                                       3,463                    3,453
                                                                              =======================   ======================

    Diluted number of shares outstanding                                                       3,463                    3,453
                                                                              =======================   ======================


                     CONSOLIDATED SUMMARY BALANCE SHEETS
                                (In Thousands)

                                                           March 31,                March 31,               December 31,
                                                             2000                      1999                     1999
                                                          (unaudited)              (unaudited)
                                                     ----------------------   -----------------------   ----------------------
    Assets
      Receivables, net                                            $ 13,569                  $ 11,829                 $ 11,703
      Installment receivables retained                               4,124                     6,785                    5,344
      Inventories                                                   45,694                    49,528                   38,786
      Other current assets                                          12,895                       763                   14,517
      Net assets of discontinued operations                              0                    20,891                   21,748
                                                     ----------------------   -----------------------   ----------------------
        Total current assets                                        76,282                    89,796                   92,098
      Property, plant and equipment, net                            20,236                    22,701                   20,985
      Other assets                                                  14,244                    14,604                   14,909
                                                     ----------------------   -----------------------   ----------------------
        Total assets                                             $ 110,762                 $ 127,101                $ 127,992
                                                     ======================   =======================   ======================

    Liabilities and Shareholders' Equity
      Current portion of long-term debt                            $ 9,670                  $ 11,204                 $ 12,765
      Other liabilities                                             30,766                    11,879                   26,789
                                                     ----------------------   -----------------------   ----------------------
        Total current liabilities                                   40,436                    23,083                   39,554
      Long-term debt, less current portion                          15,447                    41,955                   32,582
      Other liabilities                                              2,108                     2,640                    2,168
      Shareholders' equity                                          52,771                    59,423                   53,688
                                                     ----------------------   -----------------------   ----------------------
        Total liabilities and shareholders' equity               $ 110,762                 $ 127,101                $ 127,992
                                                     ======================   =======================   ======================